UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Convertible Debenture

On June 28, 2024, VinFast Auto Ltd. (the “Company,” “VinFast” or “us”) entered into an amendment agreement to the securities purchase agreement (the “First Amendment to the Securities Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”), a fund managed by Yorkville Advisors Global, LP, headquartered in Mountainside, New Jersey, amending the securities purchase agreement dated December 29, 2023, between the Company and Yorkville. Such amendments will take effect from July 1, 2024. Pursuant to the First Amendment to the Securities Purchase Agreement, the Company agreed to (a) repay $25.0 million in principal amount of the convertible debenture issued to Yorkville on December 29, 2023 (the “Original Convertible Debenture”) on July 1, 2024, including all accrued interest thereon, following which the Original Convertible Debenture will be void and of no further effect; and (b) issue to Yorkville a new convertible debenture (the “New Convertible Debenture”) with a principal amount of $25.0 million on July 1, 2024, which is convertible into ordinary shares of the Company (as converted, the “Conversion Shares”), on the terms and subject to the conditions set forth therein. Except as specifically amended in the First Amendment to the Securities Purchase Agreement, the terms and conditions of the original securities purchase agreement remain unchanged.

Principal, interest and any other payments due under the New Convertible Debenture will be paid in cash on December 1, 2024 (the “Maturity Date”), unless converted by Yorkville or redeemed by us. Interest shall accrue on the outstanding principal at a rate of 4% per annum. The Company shall make monthly prepayments of $5.0 million of the principal amount, together with all accrued unpaid interest on such outstanding principal immediately prior to such prepayment date. No redemption premium shall apply to such prepayments.

Yorkville is entitled to convert any portion of the outstanding and unpaid principal of the New Convertible Debenture, together with any accrued but unpaid interest, into Conversion Shares at a conversion price of $10.00 per share, which is subject to customary adjustments pursuant to the terms and conditions of the New Convertible Debenture. Any conversions of outstanding principal shall have the effect of reducing the principal amount due on future monthly prepayment dates in reverse chronological order.

The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the New Convertible Debenture. The redemption amount payable by the Company will be equal to the outstanding principal actually being redeemed (after giving effect to any conversions by Yorkville prior to the relevant redemption date) on the relevant redemption date, plus a redemption premium of 5% of the principal amount being redeemed, plus all accrued and unpaid interest on the principal amount being redeemed by the Company up to, but excluding, the relevant redemption date. Any optional redemption made by the Company shall have the effect of reducing the principal due on the next monthly prepayment date by the redemption amount (including for the purpose of calculating interest accrued and payable, but not including the applicable redemption premium), with any remaining redemption amount carried forward to reduce the principal amount due on each successive prepayment date until the entire redemption amount has been applied.

On the date on which all remaining principal amount is repaid, redeemed or converted, the Company shall pay Yorkville an administrative fee of up to $730,000, subject to an agreed-upon accrual rate and reductions for early redemptions or conversions.

The registration rights agreement dated December 29, 2023, between the Company and Yorkville, and the global guaranty agreement dated December 29, 2023, by Vingroup USA, LLC in favor of Yorkville, remain unchanged and shall continue in full force and effect in accordance with the provisions thereof, except that references therein to the Original Convertible Debenture shall be deemed to be references to the New Convertible Debenture.

The foregoing descriptions of the First Amendment to the Securities Purchase Agreement and the New Convertible Debenture are qualified in their entirety by the terms and conditions of the First Amendment to the Securities Purchase Agreement and the New Convertible Debenture which are attached as Exhibit 99.1 and 99.2, respectively.

This Form 6-K shall be deemed to be incorporated by registration statement on Form S-8 (File No. 333-278251) of the Company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	First Amendment to the Securities Purchase Agreement dated June 28, 2024, by and between VinFast and Yorkville.
99.2	New Convertible Debenture dated July 1, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: July 1, 2024	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director